Mail Stop 3561

July 21, 2006

Mr. Timothy Morris, Chief Executive Officer
Marwich II, Ltd.
203 N. LaSalle St.
Suite 2100
Chicago, IL 60601

> **Re:** **Marwich II, Ltd.**
> **Form 10-KSB for Fiscal Year Ended January 31, 2006**
> **Form 10-QSB for Fiscal Quarter Ended**
> **April 30, 2006**
> **File No. 0-51354**

Dear Mr. Morris:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended January 31, 2006

Item 8A. Controls and Procedures

1. Revise to include the disclosures required by Item 307 and Item 308(c) of Regulation S-B.

Form 10-QSB for Fiscal Quarter Ended April 30, 2006

Item 3 – Controls and Procedures

2. Revise to include the disclosures required by Item 307 and Item 308(c) of
    Regulation S-B.

Exhibits 31.1 and 31.2

3. The SEC rules under Section 302 of the Sarbanes-Oxley Act require that the
    language of the 302 certification not be altered. Item 601(b)(31) states that the
    certification must be provided exactly as stated therein. We note multiple
    differences between the language of your certification and the language that is
    required. Please revise your certifications accordingly.

    As appropriate, please amend your filing and respond to these comments no later
than August 14, 2006 or tell us when you will provide us with a response. You may wish
to provide us with marked copies of the amendment to expedite our review. Please
furnish a cover letter with your amendment that keys your responses to our comments
and provides any requested information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raquel Howard at (202) 551-3291 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies